

June 25, 2015

Via E-mail
Mr. Arun Menawat
President and Chief Executive Officer
Novadaq Technologies Inc.
5090 Explorer Drive, Suite 202
Mississauga, Ontario
Canada L4W 4LS

  Re: Novadaq Technologies Inc.
     Form 40-F for the Fiscal Year Ended December 31, 2014
     Filed March 26, 2015
     File No. 1-35446

Dear Mr. Menawat:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2014

Management's Annual Report on Internal control over Financial Reporting and Attestation Report of Auditor

1. We note you disclosed in this report that management used the 1992 COSO Framework when evaluating the effectiveness of your internal control over financial reporting. We also note that Management's Report on Internal control over Financial Reporting provided on page 30 in Exhibit 99.2 disclosed that management used the 2013 COSO Framework when evaluating the effectiveness of your internal control over financial reporting. In the requested amendment, please revise this section to disclose the correct COSO framework your management used to evaluate the effectiveness of your internal control over financial reporting.

<u>Exhibit 99.2</u>

<u>Independent Auditors' Report, page 31</u>

2.   We note disclosures in this report that your consolidated financial statements as at and for the year ended December 31, 2013 were audited by another auditor but we do not see any auditor report for your consolidated financial statements as at and for the year ended December 31, 2013 in the filing. Please amend this filing to provide an independent auditor's report and related consent for your consolidated financial statements as of and for the year ended December 31, 2013. Refer to General Instructions D(1) and D(9) of Form 40-F.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant